SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the report dated March 2004.

Sun Life Financial Inc.

(Translation of registrant’s name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Exhibits:

99.1	A “revised” Notice, dated March 15, 2004, of (i) the date of the annual shareholders meeting of the company, (ii) the record date for notice of that meeting and (iii) the record date for voting at that meeting, to replace the prior Notice dated March 8, 2004 that was filed with the Securities and Exchange Commission with a Form 6-K, dated March 8, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: March 18, 2004	By:	/s/ Thomas A. Bogart

Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer